						EXHIBIT 12
ASHLAND GLOBAL HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Six months ended
	Years ended September 30					March 31
	2016	2015	2014	2013	2012	2017	2016
EARNINGS
Income from continuing operations	$3	$191	$72	$553	$14	$112	$178
Income tax expense (benefit)	133	(22)	(188)	196	(57)	24	35
Interest expense	167	148	149	208	197	77	81
Interest portion of rental expense	22	20	29	25	28	11	10
Amortization of deferred debt expense	23	18	14	65	54	98	6
Distributions in excess of (less than) earnings
of unconsolidated affiliates	5	7	(11)	(15)	(32)	(3)	1
	$353	$362	$65	$1,032	$204	$319	$311

FIXED CHARGES
Interest expense	$167	$148	$149	$208	$197	$77	$81
Interest portion of rental expense	22	20	29	25	28	11	10
Amortization of deferred debt expense	23	18	14	65	54	98	6
Capitalized interest	1	2	1	1	1	1	1
	$213	$188	$193	$299	$280	$187	$98

RATIO OF EARNINGS TO FIXED CHARGES	1.66	1.93	(B)	3.45	(A)	1.71	3.17

(A) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $76 million would have been required for the year ended September 30, 2012.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $128 million would have been required for the year ended September 30, 2014.